Exhibit 99.1

PERION REPORTS THIRD QUARTER 2017 RESULTS

Perion Extends and Enhances Agreement with Microsoft Bing Through 2020; Company Achieves Goal to
Reduce $6 Million in Annual Corporate Expenses

TEL AVIV, Israel & NEW YORK – November 9, 2017 – Perion Network Ltd. (NASDAQ: PERI), a global technology leader in advertising solutions for brands and publishers, announced today its financial results for the third quarter and nine months ended September 30, 2017.

Financial Highlights*
(In millions, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2017	2016	2017
Search and other revenues	$42.1	$33.3	$132.2	$105.3
Advertising revenues	$32.4	$31.7	$96.1	$91.4
Total Revenues	$74.5	$65.0	$228.3	$196.7
GAAP Net Income (Loss) from continuing operation	$2.9	$2.6	$2.5	$(35.5)
Non-GAAP Net Income	$7.7	$4.1	$21.2	$11.1
Adjusted EBITDA	$12.4	$6.5	$31.9	$17.0
Impairment of Goodwill and Intangible assets	$0.0	$0.0	$0.0	$43.8
GAAP Diluted Earnings (Loss) Per Share from continuing operation	$0.04	$0.03	$0.03	$(0.46)
Non-GAAP Diluted Earnings Per Share	$0.10	$0.05	$0.26	$0.14

* Reconciliation of GAAP to Non-GAAP measures follows.

Doron Gerstel, Perion’s CEO commented, “During the third quarter we made meaningful progress to advance our turnaround strategy. We are executing on a clearly defined roadmap that we implemented earlier this year and advancing key initiatives ahead of schedule. As a result, I am increasingly confident that the actions we are taking today are necessary to introduce a more scalable and profitable offering that will position Perion for renewed growth.”

“We are revitalizing our long-term growth prospects by shifting significant resources to accelerate the development of innovative technology to enable advertisers to manage their brand awareness campaigns,” continued Gerstel. “At the same time, we are implementing targeted expense reductions and reallocating resources to support the investment in new technology. I am pleased to report that we have already achieved the $6 million reduction in our annual corporate expense run rate that we targeted just three months ago, and we are now pursuing additional initiatives to further streamline our cost structure in the fourth quarter and into 2018.”

“Undertone remains well positioned as an industry leading rich media digital solution provider,” continued Gerstel. “Given the continuous shift of media budgets towards unreserved programmatic, we have accelerated our efforts to introduce high impact ads into the unreserved programmatic world in early 2018. The new formats we are developing will also address the expected impact of new ad blocking features that will be included in the newest version of Chrome that Google recently announced.”

“On the search side of our business, our extension with Microsoft Bing through 2020, will meaningfully extend Perion’s reach within the search ecosystem, in both desktop and mobile,” added Mr. Gerstel. “Today, Bing commands one-third of all desktop searches in the U.S., giving Perion a large and increasingly important partner. The extension of our agreement ensures that Perion will continue to provide its publisher partners, and their consumers, a leading search and monetization solution while at the same time providing the necessary cash flow to drive internal growth initiatives within the organization.”

Financial Comparison for the Third Quarter of 2017:

Revenues: Revenues decreased by 13%, from $74.5 million in the third quarter of 2016 to $65.0 million in the third quarter of 2017.

Customer Acquisition Costs and Media Buy ("CAC"): CAC in the third quarter of 2017 were $32.0 million, or 49% of revenues, as compared to $33.0 million, or 44% of revenues, in the third quarter of 2016.

Net Income: On a GAAP basis, net income from continuing operation in the third quarter of 2017 was $2.6 million as compared to $2.9 million in the third quarter of 2016.

Non-GAAP Net Income: In the third quarter of 2017, non-GAAP net income was $4.1 million, or 6% of revenues, compared to $7.7 million, or 10% of revenues, in the third quarter of 2016.

Adjusted EBITDA: In the third quarter of 2017, Adjusted EBITDA was $6.5 million, or 10% of revenues, compared to $12.4 million, or 17% of revenues, in the third quarter of 2016.

Cash and Cash Flow from Operations: As of September 30, 2017, cash, cash equivalents and short-term deposits were $35.5 million. Cash provided by continuing operations in the third quarter of 2017 was $17.1 million compared to $9.6 million in the third quarter of 2016.

Perion currently satisfies all the financial covenants associated with its public debt.

Conference Call:

Perion will host a conference call to discuss the results today, November 9, 2017, at 10 a.m. ET. Details are as follows:

•	Conference ID: 8570941
•	Dial-in number from within the United States: 1-888-430-8709
•	Dial-in number from Israel: 1-80-925-8243
•	Dial-in number (other international): 1-719-325-2456
•	Playback available until November 16, 2017 by calling 1-844-512-2921 (United States) or
1-412-317-6671 (international). Please use PIN code 8570941 for the replay.
•	Link to the live webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter @perionnetwork.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinued operations, accretion of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, non-recurring tax expenses, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars when the bonds were issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 7, 2017. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Vicky Batkin
+972 (73) 398-1000
Perion.Investor.Relations@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2017	2016	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Search and other	$42,110	$33,287	$132,195	$105,254
Advertising	32,350	31,755	96,057	91,452
Total Revenues	74,460	65,042	228,252	196,706

Costs and Expenses:
Cost of revenues	3,794	3,561	12,008	10,476
Customer acquisition costs and media buy	32,990	31,955	102,065	95,793
Research and development	5,829	4,096	20,361	13,625
Selling and marketing	14,270	14,142	45,906	44,937
General and administrative	6,672	5,353	21,524	16,541
Depreciation and amortization	6,156	3,388	19,803	13,297
Impairment charges	-	-	-	43,847
Restructuring costs	-	-	728	-
Total Costs and Expenses	69,711	62,495	222,395	238,516

Income (Loss) from Operations	4,749	2,547	5,857	(41,810)
Financial expense, net	950	644	6,406	4,166

Income (Loss) before Taxes on income	3,799	1,903	(549)	(45,976)
Taxes on income	915	(710)	(3,078)	(10,499)

Net Income (loss) from continuing operations	2,884	2,613	2,529	(35,477)
Net Loss from discontinued operations	2,021	-	(2,647)	-

Net Income (Loss)	$4,905	$2,613	$(118)	$(35,477)

Net Earnings (Loss) per Share - Basic and Diluted:
Continuing operations	$0.04	$0.03	$0.03 *)	$(0.46)
Discontinued operations	$0.03	$-	$(0.03)	$-

Weighted average number of shares continuing and discontinued
Basic	76,573,397	77,550,069	76,357,173	77,548,867
Diluted	77,739,340	80,381,420	76,381,693	77,548,867

*) less than $0.01

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

In thousands

	December 31,	September 30,
	2016	2017
	Audited	Unaudited
ASSETS

Current Assets:
Cash and cash equivalents	$23,962	$33,967
Short-term bank deposit	8,414	1,508
Accounts receivable, net	71,346	45,626
Prepaid expenses and other current assets	10,036	14,597
Total Current Assets	113,758	95,698

Property and equipment, net	14,205	16,968
Goodwill and intangible assets, net	234,755	180,600
Deferred taxes	4,117	7,902
Other assets	1,617	1,391

Total Assets	$368,452	$302,559

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$38,293	$32,692
Accrued expenses and other liabilities	17,466	14,915
Short-term loans and current maturities of long-term and convertible debt	17,944	13,879
Deferred revenues	5,354	4,845
Payment obligation related to acquisitions	7,653	6,163
Total Current Liabilities	86,710	72,494
Long-Term Liabilities:
Long-term debt, net of current maturities	37,928	32,431
Convertible debt, net of current maturities	21,862	16,003
Deferred taxes	8,087	66
Other long-term liabilities	5,721	6,538
Total Liabilities	160,308	127,532

Shareholders' equity:
Ordinary shares	210	211
Additional paid-in capital	234,831	236,529
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain (loss)	(265)	396
Accumulated deficit	(25,630)	(61,107)
Total Shareholders' Equity	208,144	175,027

Total Liabilities and Shareholders' Equity	$368,452	$302,559

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Nine months ended September 30,
	2016	2017
	Unaudited	Unaudited
Operating activities:
Net Loss	$(118)	$(35,477)
Loss from discontinued operations, net	(2,647)	-
Net Income (Loss) from continuing operations	2,529	(35,477)

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,803	13,297
Impairment of goodwill and intangible assets	-	43,847
Stock based compensation expense	4,985	1,667
Foreign currency translation	928	77
Accrued interest, net	306	339
Deferred taxes, net	(5,342)	(11,915)
Change in payment obligation related to acquisition	1,271	61
Fair value revaluation - convertible debt	1,588	2,768
Net changes in operating assets and liabilities	(4,398)	14,188
Net cash provided by continuing operating activities	21,670	28,852
Net cash used in discontinued activities	(3,303)	-
Net cash provided by operating activities	$18,367	$28,852

Investing activities:
Purchases of property and equipment	$(1,011)	$(1,489)
Capitalization of development costs	(3,724)	(4,437)
Change in restricted cash, net	(132)	-
Short-term deposits, net	34,606	6,906
Net cash provided by investing activities	$29,739	$980

Financing activities:
Exercise of stock options and restricted share units	1	1
Payment made in connection with acquisition	(28,052)	(1,551)
Proceeds from long-term loans	-	5,000
Repayment of convertible debt	(7,620)	(7,901)
Repayment of short-term loans	(26,000)	(7,000)
Repayment of long-term loans	(6,390)	(8,630)
Net cash used in financing activities	$(42,061)	$(20,081)
Effect of exchange rate changes on cash and cash equivalents	14	254
Net increase in cash and cash equivalents	9,362	10,005
Net cash used in discontinued activities	(3,303)	-
Cash and cash equivalents at beginning of period	17,519	23,962
Cash and cash equivalents at end of period	$23,578	$33,967

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2017	2016	2017
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP Net Income from continuing operations	$2,884	$2,613	$2,529	$(35,477)
Acquisition related expenses	-	-	179	-
Valuation adjustment on acquired deferred revenues	-	-	359	-
Share based compensation	1,457	547	4,985	1,666
Amortization of acquired intangible assets	5,178	2,497	16,801	10,608
Restructuring costs	-	-	728	-
Impairment of goodwill and intangible assets	-	-	-	43,847
Fair value revaluation of convertible debt and related derivative	(422)	(803)	134	610
Accretion of payment obligation related to acquisition	63	34	1,270	61
Taxes on the above items	(1,490)	(753)	(5,810)	(10,247)
Non-GAAP Net Income from continuing operations	$7,670	$4,135	$21,175	$11,068

Non-GAAP Net Income from continuing operations	$7,670	$4,135	$21,175	$11,068
Taxes on income	2,405	43	2,732	(252)
Financial expense, net	1,309	1,413	5,002	3,495
Depreciation	978	891	3,002	2,689
Adjusted EBITDA	$12,362	$6,482	$31,911	$17,000

Non-GAAP diluted earnings per share	$0.10	$0.05	$0.26	$0.14

Shares used in computing non-GAAP diluted earnings per share	78,877,949	77,819,551	79,798,457	78,787,155